* AB 3/5

10029410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC 112

SEC FILE NUMBER
8- 66126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchor Asset Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

267 Fifth Avenue , Suite 800
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. P. Hall — (212) 421-4121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

OATH OR AFFIRMATION

I, James R. P. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Asset Management, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Signature

General Securities Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHOR ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2009

ANCHOR ASSET MANAGEMENT, LLC
(A LIMITED LIABILITY COMPANY)
INDEX
December 31, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT

The Managing Member
Anchor Asset Management, LLC

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Anchor Asset Management, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi & Co, LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 26, 2010

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	73,577
Accounts receivable		22,080
Prepaid expenses		5,861
Fixed assets, net		4,044
Cash on deposit securing line of credit		54,000
TOTAL ASSETS	$	159,562

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses payable	$	17,058
MEMBER'S EQUITY		142,504
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	159,562

See accompanying notes to financial statements.

Note 1 – Organization:

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August, 2003 under the laws of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company is wholly owned by The Manhattan Trust, a Guernsey Island Trust, pursuant to a trust agreement dated April 17, 2003.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Income Taxes:

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income.

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance. Adoption of this standard had no effect on the Company's financial statements.

Note 2 – Significant Accounting Policies (Continued):

Rent Expense:

Rent expense is recorded on a straight-line basis over the term of the lease.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2009, the Company had net capital of $56,519 which exceeded its requirement by $51,519. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2009 this ratio was .30:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 – Commitments:

The Company is obligated under an operating lease for its office space, expiring July 31, 2011. As part of the office lease, the Company has entered into a line of credit of $54,000 as a security deposit. The leased office space was subleased on November 1, 2009 for the remaining term of the lease. At the beginning of 2009 the Company signed a new lease for office space, which it currently occupies, for one year expiring on December 2010.

Future minimum payments required under both leases as of December 31, 2009 total $253,436 and payable are as follows: 2010: $185,265; 2011: $68,171.

Future expected rent payments expected under the sub-lease total $120,715 and are receivable as follows: 2010: $76,241; 2011: $44,474.

Note 5 – Concentrations:

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2009, the Company provided services to two major customers comprising 66% and 12%, respectively, of total revenues.

Note 6 – Income Taxes:

Deferred tax assets are provided on the Company's available net operating loss carry-forwards of approximately $1,650,000. These are available to offset future taxable income and are comprised of the following:

Deferred	
Federal	$ 466,251
State and local	269,444
	735,695
Valuation allowance	(735,695)
	$ -

At December 31, 2009, the Company has recorded a deferred tax asset of $735,695. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria of accounting for deferred income taxes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The deferred tax valuation allowance increased by $131,405 during 2009.

Note 7 – Fixed Assets, Net:

Details of property, equipment and leasehold improvements at December 31, 2009 are as follows:

Furniture & fixtures	$ 6,082
Technology equipment	14,628
	20,710
Less: Accumulated depreciation and amortization	16,666
	$ 4,044

Note 8 – Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 26, 2010.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022